Exhibit 3.2

CERTIFICATE OF DESIGNATION OF

SERIES e Convertible PREFERRED STOCK OF

INTERACTIVE STRENGTH Inc.

Pursuant to Section 151
of the General Corporation Law of the State of Delaware (the “DGCL”)

I, the Chief Executive Officer of Interactive Strength Inc., a corporation organized and existing under the DGCL (the “Corporation”), in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY that pursuant to the authority conferred upon the Board of the Directors of the Corporation (the “Board”) by the Amended and Restated Certificate of Incorporation of the Corporation, dated May 2, 2023, as amended, the Board has duly approved and adopted the following resolution on June 26, 2025, and the resolution was adopted by all necessary action on the part of the Corporation:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation, dated May 2, 2023, as amended, of the Corporation (the “Certificate of Incorporation”) provides for a class of the Corporation’s authorized stock known as Preferred Stock, consisting of 200,000,000 shares, $0.0001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series;

WHEREAS, the Board is authorized to provide for the issue of all or any number of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof; and

WHEREAS, the Board deems it in the best interest of the Corporation and its stockholders to authorize and designate a Series E Convertible Preferred Stock.

NOW, THEREFORE, BE IT:

RESOLVED, that pursuant to the authority conferred upon the Board by the Certificate of Incorporation and Section 151 of the General Corporation Law of the State of Delaware, the Board deems it in the best interest of the Corporation and its stockholders to hereby designate, create, authorize and provide for the issue of a series of 1,300,000 shares of Preferred Stock, par value $0.0001 per share, having the voting powers and such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions that are set forth in the Certificate of Designation as follows:

Article 1

DESIGNATION

The designation of the series of preferred stock of the Corporation is “Series E Convertible Preferred Stock,” par value $0.0001 per share (the “Series E Preferred Stock”) and the number of shares constituting such series shall be 1,300,000. Each share of Series E Preferred Stock shall have an original issue price of $2.00 subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such shares (the “Original Issue Price”).

Exhibit 3.2

Article 2

LIQUIDATION PREFERENCE

Section 2.1
Preferential Payments to Holders of Series E Preferred Stock. In the event of (a) any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series E Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and (b) a Deemed Liquidation Event (as defined below), the holders of shares of Series E Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event, on a pari passu basis and simultaneously with any payments to any holder of Preferred Stock, based on their respective Liquidation Amounts (as defined below) and before any payment shall be made to the holders of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”) by reason of their ownership thereof, an amount per share of Series E Preferred Stock equal to the greater of (i) the Original Issue Price (as defined below), plus any dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series E Preferred Stock been converted into Common Stock pursuant to Section 4.1 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the “Liquidation Amount”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series E Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series E Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
Section 2.2
Deemed Liquidation Events. Each of the following events shall be considered a “Deemed Liquidation Event”:
(a)
a merger, consolidation, statutory conversion, transfer, domestication, or continuance in which the Corporation is a constituent party or a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock or other equity interests that represent, immediately following such merger or consolidation, of the capital stock or other equity interests of (1) the surviving or resulting corporation or entity; or (2) if the surviving or resulting corporation or entity is a wholly owned subsidiary of another corporation or entity immediately following such merger or consolidation, the parent corporation or entity of such surviving or resulting corporation or entity; or
(b)
the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale, lease, transfer, exclusive license or other disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a subsidiary of the Corporation.
Section 2.3
Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event.

Exhibit 3.2

Article 3

VOTING

The shares of Series E Preferred Stock shall not be entitled to any voting rights, other than any vote required by law or the Certificate of Incorporation.

Article 4

CONVERSION
Section 4.1
Mandatory Conversion.
(a)
Trigger Event. Subject to the terms of Section 4.4, the applicable legal and regulatory requirements, including, without limitations, the Nasdaq Stock Market’s listing requirements, and as otherwise set forth in this Certificate of Designation, on June 15, 2026 (the “Mandatory Conversion Date”), all outstanding shares of Series E Preferred Stock shall automatically be converted into shares of Common Stock pursuant to Section 4.2 and such shares of Series E Preferred Stock may not be reissued by the Corporation (a “Mandatory Conversion Event”). For the avoidance of doubt, no such conversion shall occur until after the occurrence of a duly called meeting of the stockholders of the Corporation with the necessary quorum of stockholders represented voting on a proposal to issue shares above the Nasdaq Percentage Limitation (as defined in Section 4.4) (a “Rule 5635 Stockholder Meeting”) and if such stockholder approval is not obtained, the number of shares of Series E Preferred Stock equal, upon conversion into shares of Common Stock, to the Nasdaq Percentage Limitation, shall, on the Mandatory Conversion Date, be automatically converted into such number of shares of Common Stock.
(b)
All holders of record of shares of Series E Preferred Stock shall be sent written notice of the Mandatory Conversion Date and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 4.1. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Date. Upon receipt of such notice, each holder of shares of Series E Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series E Preferred Stock converted pursuant to Section 4.1(a), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Date (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 4.1(b). As soon as practicable after the Mandatory Conversion Date and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Series E Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Series E Preferred Stock converted. Such converted Series E Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series,

Exhibit 3.2

and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.
Section 4.2
Conversion Ratio. Upon the time of conversion, each share of Series E Preferred Stock shall convert into such whole number of fully paid and non-assessable shares of Common Stock, as is determined by dividing the Original Issue Price by the Conversion Price (as defined below). The “Conversion Price” applicable to the Series E Preferred Stock shall be an amount per share of Common Stock equal to the greater of: (i) the volume weighted average price (“VWAP”) of the Common Stock on the Principal Market (as defined below) for the twenty (20) consecutive Trading Days (as defined below) immediately preceding and including the Mandatory Conversion Date, as reported by Bloomberg (or, if Bloomberg no longer reports such information, a reputable nationally recognized reporting service reasonably acceptable to the Corporation), and (ii) the Minimum Price (as defined in Nasdaq Stock Market Listing Rule 5635(d)) as of the close of trading on June 12, 2026 (or, if such rule is no longer in effect, such equivalent successor rule or regulation then in effect). For purposes of this definition, “Principal Market” means the Nasdaq Capital Market or such other trading market on which the Common Stock is then listed or quoted for trading, and “Trading Day” means any day on which such market is open for the transaction of business.
Section 4.3
Number of Shares Issuable Upon Conversion. Subject to the terms of Section 4.4, the applicable legal and regulatory requirements, including, without limitations, the Nasdaq Stock Market’s listing requirements, and as otherwise set forth in this Certificate of Designation, the number of shares of Common Stock issuable to a holder of Series E Preferred Stock upon conversion of such Series E Preferred Stock shall be the nearest whole share, after aggregating all fractional interests in shares of Common Stock that would otherwise be issuable upon conversion of all shares of Series E Preferred Stock being converted by such holder (with any fractional interests after such aggregation representing 0.5 or greater of a whole share being entitled to a whole share). For the avoidance of doubt, no fractional interests in shares of Common Stock shall be created or issuable as a result of the conversion of the Series E Preferred Stock.
Section 4.4
Stockholder Approval Conversion Restriction. Notwithstanding anything to the contrary herein, without the approval of a majority of the total votes cast on a proposal with regard thereto voted on at a Rule 5635 Meeting with such Rule 5635 Meeting required to take place prior to the Mandatory Conversion Date (excluding, for the avoidance of doubt, any shares of Common Stock issued or issuable upon conversion of the Series E Preferred Stock and any shares of Common Stock issued in a transaction related to the issuance of Series E Preferred Stock that is the subject of such conversion), no shares of Series E Preferred Stock shall be converted into shares of Common Stock, if (A) (i) such shares of Series E Preferred Stock were issued in connection with the Corporation’s acquisition of the stock or assets of another company (an “Acquisition”), and (ii) such conversion would result in the total number of shares of Common Stock issued in connection with such Acquisition (including any shares of Common Stock previously issued in connection with the Acquisition, whether in connection with a prior conversion of shares of Series E Preferred Stock or otherwise) exceeding the lesser of (i) 19.99% of the number of shares of Common Stock outstanding or (ii) 19.99% of the voting power outstanding, before the closing date of the Acquisition (the “Nasdaq Percentage Limitation”); (B) the number of shares of Common Stock issued or to be issued is or will result in a change of control of the Corporation under the Nasdaq listing requirements; or (C) such conversion would otherwise require stockholder approval under the Nasdaq listing requirements, including Nasdaq Listing Rule 5635. For the avoidance of doubt, (x) any Mandatory Conversion Event pursuant to Section 4.1(a), in which shares of Common Stock above the Nasdaq Percentage Limitation are to be issued, shall be subject to the restrictions set forth in this Section 4.4 and shall not occur unless and until the requisite stockholder approval has been obtained in accordance with this Section 4.4 and (y) if the requisite stockholder approval is not obtained, the number of shares of Series E Preferred Stock equal, upon conversion into shares of Common Stock, to the Nasdaq Percentage Limitation, shall, on the Mandatory Conversion Date, be automatically converted into such number of shares of Common Stock.

Exhibit 3.2

Section 4.5
Mechanics of Conversion.
(a)
Reservation of Shares. The Corporation shall at all times when the Series E Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series E Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series E Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Conversion Price for the Series E Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Series E Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non‑assessable shares of Common Stock at such adjusted Conversion Price.
(b)
Effect of Conversion. All shares of Series E Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the time of conversion, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.
(c)
No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Series E Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.
(d)
Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series E Preferred Stock pursuant to this Section 4.5. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series E Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.
Article 5

CERTAIN ADJUSTMENTS
Section 5.1
Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issuance Date effect a subdivision of the outstanding Common Stock, the Conversion Price of Series E Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issuance Date combine the outstanding shares of Common Stock, the Conversion Price of Series E Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 5.1 shall become effective at the close of business on the date the subdivision or combination becomes effective.

Exhibit 3.2

Section 5.2
Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issuance Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price of Series E Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price of Series E Preferred Stock then in effect by a fraction:
(a)
the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and
(b)
the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price of Series E Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price of Series E Preferred Stock shall be adjusted pursuant to this Section 5.2 as of the time of actual payment of such dividends or distributions; (b) no such adjustment shall be made if the holders of Series E Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series E Preferred Stock had been converted into Common Stock on the date of such event; and (c) no such adjustment shall be made if such adjustment would result in the requirement to obtain the consent of a majority of the then outstanding shares of Common Stock in connection with the conversion of the Series E Preferred Stock pursuant to Section 4.4.

Section 5.3
Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issuance Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property, then and in each such event the holders of Series E Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series E Preferred Stock had been converted into Common Stock on the date of such event.
Section 5.4
Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series E Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Section 5.2 or Section 5.3, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series E Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series E Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in Section 4.5 and Article 5 with respect to the rights and interests thereafter of the holders of the Series E Preferred Stock, to the end that the

Exhibit 3.2

provisions set forth in Section 4.5 and Article 5 (including provisions with respect to changes in and other adjustments of the Conversion Price of Series E Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series E Preferred Stock.
Section 5.5
Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of Series E Preferred Stock pursuant to Section 4.5 and Article 5, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series E Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which Series E Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series E Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for Series E Preferred Stock held by such holder, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series E Preferred Stock.
Section 5.6
Notice of Record Date. In the event:
(a)
the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series E Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or series or any other securities, or to receive any other security;
(b)
of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or
(c)
of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series E Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series E Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Series E Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

Article 6

redemption
Section 6.1
Triggering Event. “Triggering Event” means the Corporation not obtaining on or prior to the Mandatory Conversion Date, pursuant to Section 4.4 hereof and if required by the rules of the Principal Market, the approval of a majority of the total votes cast on a proposal with regard to the conversion of the Series

Exhibit 3.2

E Preferred Stock into shares of Common Stock above the Nasdaq Percentage Limitation, voted on at a Rule 5635 Meeting.
Section 6.2
Redemption Amount. Upon the occurrence and continuance of a Triggering Event and following a ten (10) day opportunity to cure following written notice from the holders of shares of the Series E Preferred Stock to the Corporation, each holder, following the conversion on the Mandatory Conversion Date of the shares of Series E Preferred Stock held by each holder into such holder’s pro rata portion of the number of shares of Common Stock equal to the Nasdaq Percentage Limitation, shall have the right (in addition to all other rights it may have hereunder or under applicable law), exercisable at the sole option of such holder, to require the Corporation to redeem all or any portion of the remaining shares of Series E Preferred Stock then held by such holder for a redemption price equal to the Original Issue Price multiplied by each share being redeemed (the “Redemption Amount”) with such payment being due and payable within ten (10) Trading Days of the date on which the notice for the payment therefor is provided by a holder (the “Triggering Redemption Payment Date”).

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed as of this 26th day of June, 2025.

Interactive Strength Inc.

By: /s/ Trent Ward
Name: Trent Ward
Title: Chief Executive Officer

[Signature Page to Series E Preferred Stock Certificate of Designation]